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                                                                       EXHIBIT I


        Lyondell Successfully Completes Tender Offer for ARCO Chemical

HOUSTON, July 23--Lyondell Petrochemical Company (NYSE: LYO) announced today that it has completed its $57.75 per share cash tender offer to acquire all outstanding shares of ARCO Chemical Company.

     The offer expired, as scheduled, at midnight New York time, on Wednesday, July 22, 1998. At that time, approximately 96.7 million shares of ARCO Chemical's common stock, constituting approximately 99.3% of the shares outstanding, had been validly tendered and not withdrawn pursuant to the offer, according to The Bank of New York, the depositary for the offer. This included shares owned by Atlantic Richfield Company (ARCO), which had an 82.5% interest in ARCO Chemical. (Also included were approximately 600,000 shares tendered pursuant to guaranteed delivery procedures.) Lyondell has accepted for payment all such shares at the tender offer price of $57.75 per share. Following completion of the offering, approximately 700,000 ARCO Chemical shares remain outstanding.

     Lyondell and ARCO Chemical intend to proceed promptly to complete a short-form merger transaction, in which Lyondell will acquire the remaining shares of ARCO Chemical common stock for $57.75 per share.

     Lyondell also announced today the execution of a bank credit agreement providing for aggregate borrowings of up to $7 billion, as described in Lyondell's tender offer materials. A portion of the borrowings under the agreement will be used to pay for shares acquired in the tender offer and merger.

     The acquisition of ARCO Chemical gives Lyondell a preeminent, global market position in propylene oxide and other intermediate and specialty chemicals, driven by advantaged technology positions. It also provides vertical integration with propylene, ethylene and benzene produced by Equistar Chemicals, LP, of which Lyondell owns 41%, and further reduces cyclicality of Lyondell's earnings by broadening the product mix.

     Lyondell Petrochemical Company, with headquarters in Houston, Texas, is the world's largest producer of propylene oxide (PO); the world's number two supplier of polyols and TDI (toluene diisocyanate); a leading producer

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of propylene glycol; a leading producer of other PO derivatives such as BDO
(butanediol) and PGE (propylene glycol ether); and a producer of styrene monomer and MTBE as a co-product of PO production.

     Through its 41% interest in Equistar Chemicals, LP, Lyondell is also the largest producer of ethylene, propylene and polyethylene in North America and a leading producer of high value-added specialty polymers, color concentrates and polymeric powder.

     Through its 58.75% interest in LYONDELL-CITGO Refining Company Ltd., Lyondell is one of the largest and most profitable refiners in the United States, processing very heavy Venezuelan crude oil to produce gasoline, low sulfur diesel and jet fuel.

     Lyondell is the third largest methanol producer in the U.S., through its 75% interest in Lyondell Methanol Company L.P.

     CONTACT: Media: Jackie Wilson, 713-652-4596, or Investors: Kevin DeNicola, 713-652-4590